Filed pursuant to Rule 424(b)(3)

File No. 333-203707

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 2 DATED DECEMBER 15, 2015

TO THE PROSPECTUS DATED SEPTEMBER 29, 2015

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC dated September 29, 2015 and Supplement No. 1 dated November 13, 2015. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update regarding the status of our offering;
•	our entry into an Amendment to the Loan Purchase and Sale Agreement with S.K. Funding, Inc.;
•	our entry into a Construction Loan Agreement with Eclipse Partners II, LLC; and
•	an addition to our state-specific suitability standards.

Status of Our Offering

We commenced our initial public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued $8,248,000 in Notes. We commenced our follow-on offering of Notes (our “Follow-on Offering”) on September 29, 2015. As of December 11, 2015, we have issued approximately $864,000 of Notes in our Follow-on Offering. As of December 11, 2015, approximately $69,136,000 of Notes remain available for sale to the public under our Follow-on Offering. The Follow-on Offering will not last beyond September 29, 2017, which is two years after the effective date of this offering, unless extended by our board of managers as permitted under applicable law. We also reserve the right to terminate the Follow-on Offering at any time.

Entry into Amendment to Loan Purchase and Sale Agreement with S.K. Funding, Inc.

On November 19, 2015, we entered into an Amendment (the “Amendment”) to the Loan Purchase and Sale Agreement (the “Agreement”) with S.K. Funding, Inc. (the “Buyer”). The Agreement was originally entered into between us and Seven Kings Holdings, Inc. (“7Kings”). However, on or about May 7, 2015, 7Kings assigned its right and interest in the Agreement to the Buyer.

The purpose of the Amendment was to allow the Buyer to purchase portions of up to two loans from us under parameters different from those specified in the Agreement. The loans are larger than the typical loans sold under the Agreement, and the Buyer is purchasing priority interests of $1,000,000 each. The Buyer has the right to participate in discussions concerning servicing of the loans as the loans age beyond their likely durations. The interest rate accruing to the Buyer is 9.5% calculated on a 365/366 day basis.

Entry into Construction Loan Agreement with Eclipse Partners II, LLC

On December 9, 2015, we entered into a construction loan agreement (the “Loan Agreement”) with Eclipse Partners II, LLC (“EPII”), pursuant to which we extended a construction loan (the “Sarasota Loan”) to EPII to be used for the refinance of a parcel of land in Sarasota, Florida and the construction of a home thereon. The Sarasota Loan is for an amount up to $2,640,000, is evidenced by a promissory note, and is secured by a mortgage.

A loan fee of 5% of the loan amount was paid upon closing of the Sarasota Loan, from proceeds of the loan. The Sarasota Loan bears interest at a rate of our cost of funds plus 2% for the twelve months following the date of closing, our cost of funds plus 4% for the thirteenth through eighteenth months following the date of closing, our cost of funds plus 6% for the nineteenth through twenty-fourth months following the date of closing, and thereafter at a rate of our cost of funds plus 8%. The initial rate index (i.e., our cost of funds) is 9.940% per annum. EPII used the funds under the Sarasota Loan to refinance the lot as well as for payment of fees and hereafter may make up to seven draws used to fund construction. A deposit of $300,000 was created from proceeds of the loan between the same parties closed on November 4, 2015, as reflected in the Builder Deposit Agreement dated December 9, 2015. The deposit will serve as collateral for all loans from us to EPII.

Payments of interest are due monthly. Payments of principal are due upon our demand or upon the sale or transfer of the parcel. The Sarasota Loan may be prepaid at any time, in whole or in part, without penalty.

Addition of Investor Suitability Standard

The following is hereby added to the list of state-specific suitability standards contained in the “Suitability Standards” section immediately behind the cover page of our prospectus:

•	For New Jersey Residents - Notes will only be sold to residents of the State of New Jersey representing that they (i) have an individual net worth, or joint net worth with a spouse, of more than $1,000,000, (ii) have an individual income in excess of $200,000 in each of the two most recent years or joint income with a spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current years, or (iii) otherwise qualifies as an “accredited investor” pursuant to 17 C.F.R. § 230.215.